Exhibit 99.14

CONSENT OF EXPERT

August 26, 2011

International Tower Hill Mines Ltd.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: International Tower Hill Mines Ltd.

          I, Scott Wilson, CPG, do hereby consent to the filing of the written disclosure regarding the technical report entitled “August 2011 Summary Report on the Livengood Project, Tolovana District, Alaska” dated August 25, 2011 in the Form 40-F Annual Report, and any amendments thereto, and the Annual Information Form of International Tower Hill Mines Ltd. (the “Company”) dated August 26, 2011.

          I also consent to the use of my name in the Company’s Form 40-F Annual Report, and any amendments thereto, and Annual Information Form dated August 26, 2011.

By:	/s/ Scott Wilson
Scott Wilson, CPG
Scott E. Wilson Consulting, Inc.